As filed with the Securities and Exchange Commission on April 10, 2017.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

AEGON USA PRODUCERS’ STOCK PURCHASE PLAN

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

2591 TV The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office)

FINANCIAL STATEMENTS

The financial statements of the AEGON USA Producers’ Stock Purchase Plan (the “Plan”) filed as part of this Annual Report have been prepared in accordance with United States generally accepted accounting principles.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers, LLP)

FINANCIAL STATEMENTS

AEGON USA Producers’ Stock Purchase Plan

Years Ended December 31, 2016, 2015 and 2014

With Report of Independent Registered

Public Accounting Firm

AEGON USA PRODUCERS’ STOCK

PURCHASE PLAN

FINANCIAL STATEMENTS

Years Ended December 31, 2016, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Administrator of

AEGON USA Producers’ Stock Purchase Plan

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in plan equity present fairly, in all material respects, the financial position of AEGON USA Producers’ Stock Purchase Plan (the “Plan”) at December 31, 2016 and December 31, 2015, and the results of its operations and its changes in plan equity for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP	/s/ PricewaterhouseCoopers LLP

Chicago, IL

April 10, 2017

AEGON USA PRODUCERS’ STOCK

PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

	December 31,
(dollars in thousands)	2016	2015
Assets
Investments—vested common stock of AEGON N.V. held in trust at fair value (cost: 2016: $57,970 and 2015: $62,606)	$18,844	$24,039
Investments—nonvested common stock of AEGON N.V. held in trust at fair value (cost: 2016: $1,005 and 2015: $1,278)	212	508
Contributions receivable from participants	71	182
Contributions receivable from participating companies	4	25
Cash	60	103

Total assets	19,191	24,857
Liabilities
Payable to broker	—	103

Total liabilities	—	103

Plan Equity	$19,191	$24,754

See Notes to Financial Statements.

AEGON USA PRODUCERS’ STOCK

PURCHASE PLAN

STATEMENTS OF OPERATIONS

AND CHANGES IN PLAN EQUITY

	For the Years Ended December 31,
(dollars in thousands)	2016	2015	2014
Investment gain (loss)
Change in net unrealized appreciation (depreciation) in fair value of investments	$(582)	$(7,687)	$(8,066)
Dividends and interest	859	939	996

Total investment gain (loss)	277	(6,748)	(7,070)
Contributions
Participants	2,190	3,975	3,105
Participating companies	183	435	464

Total contributions	2,373	4,410	3,569
Benefits paid to participants	(8,213)	(3,787)	(4,925)

Net increase (decrease) in plan equity	(5,563)	(6,125)	(8,426)

Plan equity at beginning of year	24,754	30,879	39,305

Plan equity at end of year	$19,191	$24,754	$30,879

See Notes to Financial Statements.

AEGON USA PRODUCERS’ STOCK

PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in thousands, except for share data)

1. Description of Plan

The following description of the AEGON USA Producers’ Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s prospectus for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary stock purchase plan established for designated sales agents and representatives of the following participating companies: Transamerica Life Insurance Company, Transamerica Premier Life Insurance Company, Stonebridge Life Insurance Company, which merged into Transamerica Life Insurance Company effective October 1, 2015, and World Financial Group (“Participating Company” or “Companies”). Massachusetts Fidelity Trust Company (“MFTC”), an affiliate of the Participating Companies, is the Trustee. Transamerica Corporation (“TA Corp”), an indirect parent and affiliate of the Participating Companies, provides administrative services to the Plan. The Plan formerly received administrative services from AEGON USA, LLC which merged into TA Corp effective December 31, 2015. All vested plan assets are held by the AEGON USA Producers’ Stock Purchase Plan Trust (“Trust”). The Trust’s assets include AEGON N.V. common stock (“common stock”) and temporary cash held solely for reinvestment or distribution of cash dividends, as well as for cash withdrawals of fractional shares. The common stock of AEGON N.V. is quoted on the stock exchanges in Amsterdam and New York (“NYSE”). The Trust holds all vested shares attributable to voluntary participant and Participating Company contributions. The Trustee purchases whole shares of common stock for Participating Companies’ contributions and holds these shares separately until vested.

Participation

Participation is voluntary and available to individual sales agents and representatives who are currently licensed or contracted with a Participating Company and who meet specific eligibility requirements established by the Participating Companies. These specific requirements are generally based on production credits or sales quotas.

A participant becomes ineligible to participate in the Plan if they withdraw all of their shares from the Trust, if their contract or representation with a Participating Company terminates, or if they do not voluntarily contribute to the Plan for two full calendar years. Ineligible participants will not be allowed to resume participation in the Plan for at least one full calendar year.

Transamerica Financial Advisors (“TFA”) terminated its status as a Participating Company in May 2016. In accordance with the Plan prospectus dated December 18, 2014, the TFA participants were considered 100% vested and a total of $5,021 and 917,152 shares were distributed to 114 participants.

Contributions

Participants may contribute a percentage of their commissions as determined by the Participating Companies. However, voluntary participant contributions may not exceed the lesser of $120 or 25% of a participant’s commissions in any plan year.

Contributions from Participating Companies are determined by specific formulas as designed by those Participating Companies. Additional amounts may also be contributed to the Plan at the discretion of each of the Participating Companies. A participant’s account balance is comprised of contributions and reinvested dividends.

Dividends

In the event that dividends are paid on vested common stock held by the Trust, the participant may elect to receive the dividends in cash or to reinvest the proceeds in additional shares of common stock. All dividends paid on nonvested shares are automatically reinvested. Cash dividends received by the participant are taxable to the participant. Cash dividends paid out directly to the participant amounted to $81, $50 and $73, for the years ended December 31, 2016, 2015 and 2014, respectively, and are included in participant withdrawals in the Statements of Operations and Changes in Plan Equity.

Vesting

All participant contributions are vested 100%. Participating Company contributions vest at a rate of 10% for each full calendar year completed that a participant is active in the Plan which are applied quarterly as described in Note 6. Notwithstanding these general vesting requirements, participants who began participation in the Plan within three months after the Plan became effective for their Participating Company were granted years of service for vesting purposes based on their original contracting date. Immediate and full vesting in Participating Company contributions shall occur in the event of a participant’s death, permanent disability, or attainment of age 65.

Forfeited shares of terminated participants’ nonvested accounts are allocated to eligible and active participants in their particular company or division based on current-year voluntary contributions to the Plan. Forfeited shares are calculated at the end of each year. Forfeited amounts of $58 (10,500 shares), $66 (11,651 shares), and $95 (12,699 shares) were allocated to participants for the years ended December 31, 2016, 2015 and 2014, respectively.

Plan Termination

Although they have not expressed any intent to do so, the Participating Companies have the right to amend or terminate the Plan and the Trust at any time. Any such amendments to the Plan and the Trust will not diminish the rights of the participants. Upon termination of the Plan, each participant becomes fully vested and will receive the participant’s account balances.

Participant Withdrawals

Shares of common stock may be withdrawn from a participant’s account maintained under the Plan, in which case shares may be issued in the name of the participant, and delivered electronically to the participant’s account with a broker-dealer registered with the Depository Trust Corporation (“DTC”). Participants may not designate any other person to receive shares of common stock withdrawn or transferred under the Plan except in the case of death where a participant has named a beneficiary to receive the shares. Participant withdrawals are recorded at the fair value of the shares of common stock at the date of the ‘in-kind’ transfer.

Total withdrawals from the Trust may occur at any time at the participant’s request. Participants who otherwise become ineligible to participate will be deemed to have requested a total withdrawal, with all vested shares distributed to them.

Partial withdrawals are permitted under certain circumstances. Generally, these are limited to a single annual withdrawal and are based upon the participant’s age and years of service with the Participating Company. The maximum annual withdrawal allowed is 10% after 15 years of participation or after age 55 and 20% after 20 years of participation or after age 60. In addition, a participant who has a vested value of $250 or more may withdraw an amount of vested shares in excess of this amount. After any such withdrawal, the participant’s balance of vested shares must be a minimum of $250. Such withdrawal does not cause a forfeiture of any nonvested amounts contributed by the Participating Companies.

Requests for withdrawals from the Plan are submitted by participants and are paid out in the following month. The amounts of pending disbursements as of December 31, 2016 and 2015 were $337 and $185, respectively.

Transferability of Interest

Trust shares owned by the participant have limited right of assignment. At the time an individual becomes an agent of a Participating Company, that individual is required by the Participating Company to grant the Participating Company first lien on the value of Trust shares, if any, as security for compensation received from the Participating Company on an advance commission basis or other indebtedness to the Participating Company. No redemption of Trust shares will be made with respect to any Trust shares assigned to a Participating Company while any indebtedness of a participant to a Participating Company remains outstanding. The amounts of the payments related to this indebtedness were $382, $468, $1,383 for years ended December 31, 2016, 2015 and 2014 respectively. These payments are taxable to the participants.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Common stock is valued on the basis of the NYSE quoted market value as of the day of valuation. The change in the difference between the fair value and the cost of common stock is reported in the Statements of Operations and Changes in Plan Equity as the change in net unrealized appreciation (depreciation) in fair value of investments. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are calculated using the FIFO method to determine the cost of the securities sold. Dividend income is recognized on the ex-dividend date and is reported in the Statement of Operations and Changes in Plan Equity, net of tax withholdings. Withheld taxes were $152, $166, and $176 for the years ended December 31, 2016, 2015 and 2014 respectively.

Participant Withdrawals

Participant withdrawals are recorded based on the fair value of the shares of common stock at the trade date of the ‘in-kind’ transfer. Realized gains and losses from the ultimate disposal of the shares of common stock are passed through to plan participants using the average-cost method.

Current Accounting Guidance

Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)

In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, a three-part update to reduce complexity in employee benefit plan accounting. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II simplifies the investment disclosure requirements for employee benefits plans. Part III provides an alternative measurement date for fiscal periods that do not coincide with a month-end date. This guidance was effective for fiscal years beginning after December 15, 2015. The Plan adopted this ASU effective January 1, 2016. The adoption of the ASU did not have a material impact on the Plan’s Financial Statements.

ASU 2014-15, Presentation of Financial Statements – Going Concern (ASU Subtopic 205-40): Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (ASU Subtopic 205-40): Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This guidance requires an entity’s management to evaluate whether there are conditions or events that, considered in the aggregate, raise additional doubts about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. It also requires disclosures under certain circumstances. The guidance is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. The Plan implemented policies and procedures in compliance with the new guidance and adoption of the ASU did not have an impact on the Plan’s Financial Statements.

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the statement of financial condition date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the statement of financial condition date.

Events that are indicative of conditions that arose after the statement of financial condition date are disclosed, but do not result in an adjustment of the financial statements themselves. As of April 10, 2017 no subsequent events have been identified that require disclosure or adjustments to the financial statements.

Risks and Uncertainties

The Plan invests in AEGON N.V. common stock. Common stock investments are exposed to various risks, such as market and a concentration of investment in a single entity risk. Due to the level of risk associated with common stock securities, it is at least reasonably possible that changes in the value of the common stock will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Financial Condition.

3. Fair Value Measurements and Fair Value Hierarchy

Accounting Standards Codification (“ASC”) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Plan has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

•	Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

•

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

•

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level 3. The circumstances for using unobservable measurements includes those in which there is little, if any, market activity for the assets or liabilities. Therefore we must make assumptions about inputs a hypothetical market participant would use to value the assets and liabilities.

The Plan recognizes transfers between levels as of the beginning of the period.

The following table presents the Plan’s hierarchy for its assets measured at fair value on a recurring basis at December 31, 2016 and 2015:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Common stock—AEGON N.V.	$19,056	$—	$—	$19,056

Total assets	$19,056	$—	$—	$19,056

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Common stock—AEGON N.V.	$24,547	$—	$—	$24,547

Total assets	$24,547	$—	$—	$24,547

The common stock fair value is based on daily unadjusted quoted prices and therefore is classified as Level 1. During 2016 and 2015, there were no transfers between levels.

4. Investments

The changes in unrealized losses of common stock held by the Plan are summarized below:

	2016	2015	2014
Balance at beginning of year	$(39,337)	$(31,650)	$(23,584)
Change in unrealized during the year	(582)	(7,687)	(8,066)

Balance at end of year	$(39,919)	$(39,337)	$(31,650)

5. Trust Assets

Ownership interests in the assets of the Trust are represented by trust shares. One trust share is equivalent to one share of common stock. Each participant is the owner of the number of trust shares representing deposits made to the Trust on their behalf. At December 31, 2016 and 2015, the Trust held 3,407,595 and 4,239,275 vested shares valued at $5.53 and $5.67 per share, respectively.

6. Plan Benefits Due to Vest

Under the terms of the Plan, Participating Company contributions held separately by the Trustee are rebalanced on a quarterly basis on the first day following the end of each calendar quarter in order to recognize amounts vested to plan participants. These nonvested Participating Company contributions held by the Trustee in the form of common stock had a fair value of $212 and $508 at December 31, 2016 and 2015, respectively.

7. Related Party Transactions

The Participating Companies pay substantially all administrative and operating expenses of the Plan and the Trust, except that the participants pay any brokerage fees incurred in the purchase or sale of common stock attributable to their voluntary contributions. The Trust assets are in the possession of a trustee. The trustee of the Trust is MFTC, an Iowa state chartered trust company, which is a wholly owned indirect subsidiary of TA Corp.

8. Taxes

The Trust is not structured to qualify as an exempt plan under Section 401(a) of the Internal Revenue Code (“Code”) of 1986. The Trust, as established under Section 677 of the Code, is intended to be a taxable grantor trust of the participant subject to the provisions of Section 671 of the Code. If the Trust was required to pay taxes, the taxes would be paid by the Trust and charged against the participants’ accounts. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AEGON USA PRODUCERS’ STOCK PURCHASE PLAN

By:	/s/ Jay Orlandi
Jay Orlandi
Executive Vice President, General Counsel and Secretary
Transamerica Corporation

April 10, 2017